Important Information Regarding Your Clients’ Investments

in One or More of the Salient Funds

Dear Financial Advisor:

Your client(s) that had an investment in one or more of the Salient Funds as of the record date of September 22, 2022, will be receiving important proxy information soon. Shareholders of the Salient Funds are being asked to consider and vote on a proposed mutual fund reorganization in connection with the acquisition of the asset management business of Salient Partners, L.P. by Westwood Holdings Group, Inc.

The Salient MF Trust and Forward Funds trust require Shareholder approval to reorganize into the Ultimus Managers Trust and the Westwood Funds family of mutual funds.

The Shareholder Meeting is scheduled for November 4, 2022.

What is happening?

The purpose of the reorganizations is to reorganize and transition each fund of the Salient MF Trust and Forward Funds trust into a corresponding new series of the Ultimus Managers Trust, to be called the Westwood Salient Global Real Estate Fund, Westwood Salient Select Income Fund, Westwood Broadmark Tactical Growth Fund, Westwood Salient MLP & Energy Infrastructure Fund, and Westwood Broadmark Tactical Plus Fund, respectively.

Why should my client vote?

As described in the Proxy Statement/Prospectus, benefits of this Reorganization include, but are not limited to:

•	The Funds will be managed with substantially similar fundamental investment policies and principal investment strategies, and similar risks.
•	Each Fund will have a lower management fee and a lower or equal overall expense ratio
•	The direct and indirect costs of the Reorganization will not be incurred by the Funds

Be Prepared:

Our proxy solicitor, AST Fund Solutions (“AST”), will be calling your clients who have not voted their shares starting the week of October 10, 2022. When AST speaks with the individuals, they will verify that your clients have received the proxy materials, answer any questions they may have and solicit their proxy vote. If your client contacts you, we ask that you recommend they exercise their voting rights on this important matter and support the proposals.

Managed Broker Accounts

If you have discretion to vote on behalf of your clients, we kindly request that you review the Proxy Statement/Prospectus upon receipt. You can vote these shares through your standard internal voting process or call AST at (800)-870-0126 and they will assist you in voting.

If you have any questions about the proxy or need additional information, please call AST at (800) 870-0126.

We greatly appreciate your efforts in encouraging your clients’ participation in this important matter.

Thank you!

Salient

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